UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

August 24, 2022

Commission File Number 001-37651

Atlassian Corporation Plc
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Exchange House
Primrose Street
London EC2A 2EG
c/o Herbert Smith Freehills LLP
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of Court Meeting and General Meeting.

On August 22, 2022, Atlassian Corporation Plc (the “Company”) held the previously announced court meeting of shareholders (the “Court Meeting”) and general meeting of shareholders (the “General Meeting” and together with the Court Meeting, the “Meetings”) in connection with the proposed change of corporate domicile of the parent entity of the Atlassian group from the United Kingdom to the United States (the “U.S. Domestication”), to be effected by way of a court-approved scheme of arrangement under Part 26 of the UK Companies Act 2006 (the “Scheme”). All of the resolutions considered at the Meetings were duly approved by the requisite number of votes of the Company’s shareholders. At the Meetings, the Company’s shareholders approved the implementation of the Scheme, the associated reduction of capital of the Company and certain related amendments to the Company’s articles of association. Full details of the resolutions are set out in the notices of the Meetings contained in the proxy statement (the “Proxy Statement”) sent to the Company’s shareholders in connection with the U.S. Domestication and the Scheme. For more information, refer to our Report on Form 6-K filed with the Securities and Exchange Commission on July 11, 2022.
The voting record dates for the Meetings were (i) June 23, 2022 for beneficial owners of ordinary shares of the Company and (ii) August 8, 2022 for shareholders whose names appear in the register of members of the Company (the “Shareholders of Record”). As of the June 23, 2022 voting record date, there were 144,891,749 Class A ordinary shares of the Company (“Class A ordinary shares”) and 110,035,649 Class B ordinary shares of the Company (“Class B ordinary shares”) outstanding, and as of the August 8, 2022 record date, there were 146,008,770 Class A ordinary shares and 108,933,059 Class B ordinary shares outstanding, all of which were entitled to vote with respect to all matters acted upon at the Meetings. However, as disclosed in the Proxy Statement, Michael Cannon-Brookes and Scott Farquhar, the Co-Chief Executive Officers of the Company, who are holders of Class A ordinary shares and Class B ordinary shares, along with their respective affiliates who hold Class B ordinary shares, and the Atlassian Foundation, did not vote their shares at the Court Meeting and have instead agreed, subject to certain conditions described in the Proxy Statement, to be bound by the terms of the Scheme.
The court hearing to sanction the Scheme and confirm the associated reduction of capital of the Company is expected to be held on September 29, 2022.
Court Meeting

At the Court Meeting, a majority in number of Shareholders of Record of the Company, who voted and were entitled to vote (either in person or by proxy) as of the applicable voting record date, and who together represented at least 75 percent by value of the shares voted, voted in favor of the resolution to approve the Scheme. The resolution to approve the Scheme was accordingly passed. Each shareholder present, in person or by proxy, at the Court Meeting was entitled to one vote for every Class A ordinary share held and one vote for every Class B ordinary share held at the applicable voting record date.
The results for the resolution to approve the Scheme were as follows:

	Total number of shares voted	% of shares voted	Number of Shareholders of Record who voted	% of Shareholders of Record who voted	Number of shares voted as a percentage of issued ordinary share capital entitled to vote on the Scheme
FOR	114,011,373	99.32%	11	91.67%	78.44%
AGAINST	783,385	0.68%	1	8.33%	0.54%
ABSTAIN	245,400	N/A	—	—	0.17%

General Meeting

At the General Meeting, the special resolution to provide for the implementation of the Scheme and the amendments to the Company’s articles of association was passed by the requisite number of votes on a poll of at least 75 percent of the votes cast. Each shareholder present, in person or by proxy, at the General Meeting was entitled to one vote for every Class A ordinary share held and ten votes for every Class B ordinary share held at the applicable voting record date.
The total number of votes received for the special resolution were as follows (shown to reflect ten votes for every Class B ordinary share and one vote for every Class A ordinary share):

	Number of votes	% of votes
FOR	1,203,213,868	99.94%
AGAINST	756,348	0.06%
ABSTAIN	272,978	N/A

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 24, 2022	Atlassian Corporation Plc

/s/ Stuart Fagin
Stuart Fagin Deputy General Counsel and Secretary